FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                                SYNGENTA AG

Press Release:	"Syngenta receives approval for Agrisure Viptera in Argentina”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:
# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contacts: Michael Edmond Isaac Switzerland +41 61 323 2323 Roman Bartomeo Argentina +54 11 4837 6558	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Claire Hinshelwood Switzerland +41 61 323 7812 USA +1 202 737 6520

Basel, Switzerland, May 26, 2011

Syngenta receives approval for Agrisure Viptera™ in Argentina

•	Full cultivation approval for MIR162 on corn in Argentina

•	Trait offers unprecedented level of pest control

•	Strengthens Syngenta corn offer for growers in Argentina

Syngenta announced today that it has received cultivation approval for its MIR162 trait, branded Agrisure Viptera™, from the Ministry of Agriculture in Argentina. MIR162 offers excellent control of key insects such as fall armyworm, sugarcane borer and corn earworm as well as other damaging lepidopteran pests.

“We are pleased to receive this approval for Agrisure Viptera™, which demonstrates Syngenta’s innovation and outperformance in corn,” said John Atkin, Syngenta Chief Operating Officer. “Following the successful launches in the USA and Brazil, this approval is further evidence of our ability to leverage technology across regions.”

The trait will broaden Syngenta’s corn offer in Argentina and will be available to Argentine growers for the 2011/2012 season. MIR162 has already been approved for cultivation in the USA, Canada and Brazil.

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – May 26, 2011 / Page 1 of 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	May 26, 2011	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Deputy Head Shareholder Services & Group Administration